Exhibit 3.1 (Amendment to Section 3.5 of the Bylaws)

Section 3.5 of the Bylaws of Brand Engagement Network Inc. is hereby amended and restated to read in its entirety as follows:

Section 3.5 Quorum. Except as otherwise required by law or by the Certificate of Incorporation, the holders of at least one-third (1/3) of the shares entitled to vote at a meeting of stockholders, present in person or represented by proxy, shall constitute a quorum for the transaction of business at such meeting. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairperson of the meeting may adjourn the meeting from time to time in the manner provided in Section 3.6 of these Bylaws until a quorum shall be present or represented. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally noticed. If a quorum is not present or represented at an adjourned meeting, the stockholders entitled to vote thereat, present in person or by proxy,shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.